Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Peak Fintech Group Inc. Groupe Peak Fintech Inc.
Corporate name / Dénomination sociale

1055923-7
Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.	JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Raymond Edwards
Director / Directeur

2021-07-27
Date of amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ)

Form 4	Formulaire 4
Articles of Amendment	Clauses modificatrices
Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 27 or 177)	actions (LCSA) (art. 27 ou 177)

1	Corporate name Dénomination sociale Peak Fintech Group Inc. Groupe Peak Fintech Inc.

2	Corporation number Numéro de la société 1055923-7

3	The articles are amended as follows Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation. Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par Johnson Joseph
Johnson Joseph 514-340-7775

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Schedule / Annexe
Amendment Schedules / Annexes - Modification

The Article of the Corporation are amended to consolidate the total number of issued and outstanding Common shares into a different number of fully paid Common shares on the basis one (1) Common share for every two (2) Common shares with any fractions resulting therefrom to a holder of Common shares being rounded down to the nearest whole number of Common shares.